Exhibit 99.1

To: All NASDAQ OMX Associates

From: Bob Greifeld

Subject: NASDAQ OMX Stock Option Exchange Program

Dear Colleagues,

Earlier today we filed a proxy statement that includes several items that will be brought before our stockholders for approval at the annual meeting on May 27, 2010. One item included in the proxy that I want to describe briefly is our proposal for a stock option exchange program. If approved by the stockholders, the program will apply to those employees (excluding EVPs and higher) who received option grants between 2006 and 2008 which have a significantly higher exercise price than the current share price of our stock.

Under the program, eligible employees would be given the opportunity to exchange their existing eligible awards for a fewer number of options, but at a lower exercise price and a new vesting schedule. Assuming an exchange ratio of 1.4 to 1, a participant who tenders 300 eligible underwater options would receive 214 replacement options, each with an exercise price equal to the company’s common stock price on the date of the replacement grant.

We have always believed that rewarding employees for their contributions is a good way to retain our best talent and keep them engaged in our business. An exchange program gives us the ability to offer employees the opportunity to trade in their existing grants for grants which we believe more closely match the current market realities and provide the reward incentive originally intended. Assuming our stockholders approve the program, it will be completely voluntary for the employee.

I will update you on our progress again when I have more to report. For now, I encourage you to review the information in our proxy statement that was filed today at http://ir.nasdaqomx.com/annuals.cfm.

Regards,

/s/ Bob G.

Bob G.

NASDAQ OMX has not initiated the Option Exchange Program and will not do so unless we receive approval from NASDAQ OMX’s stockholders at our 2010 Annual Meeting of Stockholders. Even if stockholder approval is obtained, NASDAQ OMX may still decide to not implement the program or to delay its implementation. If the program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.